1701 Market Street                                        Morgan, Lewis
Philadelphia, PA 19103                                    & Bockius LLP
Tel.: 215.963.5000                                        Counselors at Law
Fax: 215.963.5001



May 17, 2013


VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re:     The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400)
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, a preliminary copy of the Schedule 14A, notice, proxy statement and proxy card (the "Preliminary Proxy Materials") for the Special Meeting of Shareholders (the "Special Meeting") of the Cornerstone Advisors Income Opportunities Fund (the "Fund"), a series of the Trust, scheduled to be held on Friday, June 28, 2013.

The Special Meeting is being called for the purpose of appointing Strategic Income Management, LLC ("SiM") as a sub-adviser of the Fund and to approve a sub-advisory agreement between Cornerstone Advisors, Inc., the investment adviser to the Fund, and SiM with respect to the Fund.

Please contact the undersigned at 215.963.5862 with your questions or comments.


Very truly yours,

/s/ David W. Freese
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David W. Freese